Exhibit 99.1

Scorpio Tankers Inc. Announces Time Charter Agreements for Four Vessels

MONACO -- (Marketwire) – January 5, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it has entered into time charter agreements for four vessels.  The vessels and terms are summarized as follows:

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BW Zambesi, a 2010 built LR1 tanker (76,578 DWT), was chartered-in for one year at $13,850 per day.  The vessel was delivered in December 2010.  The agreement includes an option for Scorpio Tankers to extend the charter for an additional year at $14,850 per day.

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Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker (37,266 DWT), will be chartered-in for 10 months at $12,000 per day.  The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel’s pool earnings and the charter hire expense) will be shared with the owner of the vessel.  The vessel is expected to be delivered in February 2011.

•	Kraslava, a 2007 built Handymax ice-class 1B product tanker (37,258 DWT), will be chartered-in for one year at $12,070 per day. The vessel is expected to be delivered in February 2011.

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Histria Azure, a 2007 built Handymax product tanker (40,394 DWT), will be chartered-in for one year at $12,250 per day.  The vessel is expected to be delivered in February 2011.  The agreement includes an option for Scorpio Tankers to extend for an additional year at $13,750 per day or $12,250 per day with a 50% profit sharing agreement.

The BW Zambesi will participate in the Scorpio Panamax Tanker Pool.  The Krisjanis Valdemars, Kraslava and Histria Azure will participate in the Scorpio Handymax Tanker Pool.  The Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool are owned and operated by a related party.

Emanuele Lauro, the CEO of Scorpio Tankers, commented, “Our strong balance sheet and liquidity position give us the ability to add these attractive time charters.  Although our markets are still recovering from a period of severe weakness, we are presently experiencing improved rates in our key trading routes.”

Mr. Lauro continued, “The charters, and particularly the options to extend two of the contracts, provide us an attractive position in a recovering product tanker market.  These agreements also broaden our platform for growth and demonstrate our continued commitment of identifying and executing on opportunities in the market.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.3 years.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616